Exhibit 99.1

Company announcement – No. 14 / 2020

Zealand Pharma provides business update related to current COVID-19 situation

•	Strong progress in discovery and clinical pipeline, with positive Phase 2 results and NDA filing for Dasiglucagon HypoPal® Rescue Pen to the U.S. FDA in March

•	Expansion of U.S. commercial infrastructure on-track to be ready for anticipated launch of Dasiglucagon HypoPal® Rescue Pen

•	Secured funding for continued operations with DKK 137 million through a private placement to U.S. institutional investor

•	Zealand Pharma’s Annual General Meeting will be hosted virtually, encouraging shareholders to participate via webcast transmission instead of attending in person

Copenhagen, April 2, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, issued an update on the company’s activities in relation to the global COVID-19 crisis.

“Zealand Pharma is taking precautions to keep our employees, patients, and business and clinical partners safe amidst the COVID-19 pandemic. We also remain focused on maintaining our business activities to bring life-changing peptide therapeutics to people living with unmet medical needs, and so far remain on-track with our priority initiatives,” commented Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma.

Zealand has implemented measures to support the community efforts to reduce the transmission of COVID-19 and protect employees, complying with guidance from national, state and local government and health authorities. Zealand’s crisis response team was triggered at the start of the crisis to plan and execute its response. It implemented a number of measures to ensure employee safety, continued patient care and business continuity. Employees who can work from home have been doing so, while those needing to work in laboratory facilities are divided into shifts to reduce the number of people gathered together at one time. Business travel has been suspended, and online and teleconference technology is used to meet virtually rather than in person.

Continued Strong Progress in R&D Programs

Zealand has taken measures to secure its discovery project activities, while work in laboratories and facilities has been organized to reduce risk of COVID-19 transmission. Zealand believes that any interruptions to its laboratory-based work are minor at this stage and that it can continue this research work to ensure the progress of the early pipeline.

Positive Phase 2 results with dasiglucagon for post-bariatric hypoglycemia were reported at the end of March.

Clinical trials that were initiated prior to the outbreak of COVID-19 are continuing and do not appear to be affected. Zealand is in close dialogue with investigators regarding new patient screenings and measures to minimize patient visits to the clinics. Work is being done with authorities, investigators, trial sites and our CROs to ensure best possible trial follow-up, where appropriate steps have been taken to ensure supply of investigative products are available for ongoing clinical trials.

There has been minimal impact to patients currently enrolled in the ongoing studies for congenital hyperinsulinism and short bowel syndrome, due to the high unmet medical need of their treatments and the availability of innovative tools to digitally monitor and manage patients. At this time, Zealand also believes that several clinical sites are accommodating the pressure on hospital systems and have paused screening of new patients into trials. Zealand believes that there will be some short term impact on new patient inclusion for SBS studies (glepaglutide and ZP7570).

NDA Submitted for Dasiglucagon HypoPal® Rescue Pen

Zealand submitted the company’s first New Drug Application (NDA) to the U.S. FDA for the dasiglucagon HypoPal rescue pen to treat severe hypoglycemia. This was achieved as planned by the end of Q1 2020, and represents a major milestone in Zealand’s efforts to bring life-changing therapies to people with diabetes. The FDA typically has a 60-day filing review period to determine whether the NDA is sufficiently complete and acceptable for filing.

Build-up of U.S. Commercial Operations On Track

Zealand remains on-track with activities to ensure commercial readiness in preparation of the anticipated launch of the dasiglucagon HypoPal rescue pen. This includes the acquisition of Valeritas, Inc., which is expected to be completed as planned.

DKK 137 Million Received From U.S. Institutional Investor

Gross proceeds of DKK 137 million were secured through a private placement and direct issue of 741,816 ordinary shares to a U.S.-based investor, completed on March 31. Zealand intends to use these funds together with its existing cash resources for the following purposes:

•	Contribute to supporting discovery, research and development of the company’s peptide platform,
•	Support ongoing development of late stage assets, and
•	Prepare for the launch of the company’s first fully-owned asset.

Annual General Meeting 2020 to be Hosted Virtually

Zealand intends to conduct its Annual General Meeting later today, April 2, 2020 at 3:00 PM CET as scheduled. However, the meeting will continue in a way that gives shareholders the best possible setting for voting and participating in the general meeting without being physically present, in observance of the requirements and recommendations from the Danish authorities in light of COVID-19.

Instead of attending in person, all shareholders are strongly encouraged to participate in the general meeting via live webcast transmission. The webcast can be accessed via the shareholder portal in the Investors section of the company’s website: http://zealandpharma.com/shareholder-portal. Shareholders are also encouraged to vote, without being physically present at the general meeting, either by postal voting or by granting a proxy to the Board of Directors.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes clinical license collaboration with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.